SEC Mail Processing Section

FEB 29 2008

Washington, DC
110

08027909

STATES
CHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66791

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schneider Downs Corporate Finance, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1133 Penn Avenue
(No. and Street)

Pittsburgh	Pennsylvania	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson, Rolfes, Spurgeon and Company
(Name – *if individual, state last, first, middle name*)

2090 Florence Avenue, Suite 201	Cincinnati	Ohio	45206
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Don Linzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schneider Downs Corporate Finance, LP, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Tracey L. Weimer, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Aug. 8, 2009
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jackson, Rolfes, Spurgeon & Co.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Mark A. Jackson • James P. Rolfes • Roger K. Spurgeon • Jeffrey R. Oehler • Dennis J. Tepe

2090 Florence Avenue • Suite 201 • Cincinnati, OH 45206-2448
Telephone (513) 595-8800 • Fax (513) 595-8806 • www.jrscpa.com

Independent Auditor's Report

To the Partners of
Schneider Downs Corporate Finance, LP:

We have audited the accompanying statement of financial condition of Schneider Downs Corporate Finance, LP (a Pennsylvania limited partnership) as of December 31, 2007 and the related statements of operations and changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schneider Downs Corporate Finance, LP as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jackson, Rolfes, Spurgeon & Co

Cincinnati, Ohio
February 15, 2008

SCHNEIDER DOWNS CORPORATE FINANCE, LP
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash	$	81,347
Receivables from non-customers (no allowance for doubtful accounts deemed necessary)		60,923
Due from affiliated entity		200,010
Other assets		46,350
TOTAL ASSETS	$	388,630

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable, accrued expenses and other liabilities	$	62,525
Partners' capital		326,105
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	388,630

The accompanying notes are an integral part of these financial statements.

SCHNEIDER DOWNS CORPORATE FINANCE, LP
STATEMENT OF OPERATIONS AND CHANGES IN PARTNERS' CAPITAL
For the year ended December 31, 2007

REVENUES		
Commissions	$	616,043
Other		511,973
		1,128,016
EXPENSES		
Employee compensation and benefits		443,272
Regulatory fees and expenses		11,469
Occupancy		36,000
Bad debt expense		12,945
Marketing expense		28,396
Professional services		19,024
Management fees		45,135
Other operating expenses		25,874
		622,115
NET INCOME	$	505,901
PARTNERS' CAPITAL at December 31, 2006		232,823
PARTNERS' CAPITAL OF MERGED ENTITY AT DATE OF MERGER		(84,769)
COMPANY BUYOUT OF PARTNER		(7,850)
DISTRIBUTIONS TO PARTNERS		(320,000)
PARTNERS' CAPITAL at December 31, 2007	$	326,105

The accompanying notes are an integral part of these financial statements.

SCHNEIDER DOWNS CORPORATE FINANCE, LP
STATEMENT OF CASH FLOWS
For the year ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	505,901
Changes in:		
Receivables from non-customers		(31,808)
Due from affiliated entity		(198,547)
Other assets		(34,625)
Accounts payable, accrued expenses and other liabilities		46,715
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	287,636
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to Partners		(320,000)
NET CASH USED BY FINANCING ACTIVITIES		(320,000)
NET DECREASE IN CASH	$	(32,364)
CASH AT BEGINNING OF PERIOD		33,353
CASH OF MERGED ENTITY AT DATE OF MERGER		80,358
CASH AT END OF YEAR	$	81,347

The accompanying notes are an integral part of these financial statements.

NOTE A: SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Schneider Downs Corporate Finance, LP (the Company), formerly Lewis & Clark Investments, LP, is a licensed business providing securities advice principally related to mergers and acquisitions and other strategic transactions. The Company is exempt from the reporting requirements under Rule 15c3-3(k)(2)(i).

Effective January 1, 2007, a related entity owned by the partners of the Company that provided similar investment banking services was merged into the Company. No partnership interests of the Company were given to the partners of the related entity under the terms of the plan of merger, nor was any consideration given. The balance sheet of the related entity at the effective date of the merger is as follows:

Assets		
Cash	$	80,358
Accounts receivable		28,619
Other assets		11,725
Total Assets	$	120,702
Liabilities and Partners' Capital		
Accrued expenses	$	6,880
Due to affiliated entity		198,591
Partner's capital		(84,769)
Total Liabilites and Partners' Capital	$	120,702

The merger was accounted for at the carrying value of the related entity.

Also effective January 1, 2007, the Company changed its name from Lewis & Clark Investments, LP to Schneider Downs Corporate Finance, LP.

The Company organized on August 17, 2004 as a limited partnership. The Company received Financial Industry Regulatory Authority (formerly National Association of Securities Dealers) approval on June 29, 2005.

NOTE A: SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of Accounting

These financial statements have been prepared on the accrual basis of accounting.

Revenue from non-refundable retainer fees are deferred and recognized systematically over the periods in which the services are estimated to be delivered. Revenues from investment banking service commissions completed on a best-efforts basis are recognized upon completion of the transaction as outlined in related contracts.

Cash

The Company considers cash and all highly liquid short-term securities with an original maturity of three months or less to be cash and cash equivalents. The Company maintains its cash balances at banks in the United States of America. The Federal Depository Insurance Corporation insures deposits up to $100,000 per account. The Company had no uninsured cash balances nor any amounts of cash equivalents at December 31, 2007.

Receivables from Non-customers

The Company grants trade credit during the normal course of business without requiring collateral. Accounts receivables are stated at their contractual outstanding balances, which approximate fair value, net of any allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts based on prior bad debt experience and a review of existing receivables. A balance is written off once it is clearly apparent that it is uncollectible.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE B: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $18,822, which was $13,822 in excess of the required net capital of $5,000. The Company had aggregate indebtedness of $62,525 at December 31, 2007.

NOTE C: LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no liabilities subordinated to the claims of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claims of general creditors is presented in these financial statements.

NOTE D: INCOME TAXES

The Company, with the consent of its partners, has elected to have its income or loss reported directly by the partners under provisions of partnership taxation of the Internal Revenue Code.

NOTE E: RELATED PARTY TRANSACTIONS

The partners' of the Company also have ownership in other affiliated entities. The Company has various employment, administrative and services agreements with these affiliated entities. The Company earns revenue and incurs expenses under these agreements.

The Company recognized approximately $15,000 in revenues under a services agreement with an affiliated entity during the period ended December 31, 2007.

The Company incurred $45,135 in management fees under employment and administrative agreements with affiliated entities during the period ended December 31, 2007. The Company also leases office space from an affiliated entity on a month-to-month basis. Rent incurred to this affiliated entity was $36,000 for the period ended December 31, 2007.

Amounts due from affiliated entities totaled $200,101 as of December 31, 2007.

NOTE F: CONCENTRATION

During the year ended December 31, 2007, two customers accounted for approximately 55% and 22% of total revenues. The same two customers had accounts receivables balances of approximately $25,000 and $9,000 at December 31, 2007, respectively.

NOTE G: DEFINED CONTRIBUTION PENSION PLAN

The Company sponsors a 401(k)-retirement plan covering substantially all of its employees. The Company made contributions of $10,000 in 2007.

SUPPLEMENTARY INFORMATION

SCHNEIDER DOWNS CORPORATE FINANCE, LP
SCHEDULE I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

NET CAPITAL		
Total partners' capital	$	326,105
Deductions and/or charges		
Non-allowable assets:		
Receivables from non-customers		(60,923)
Due from affiliated entity		(200,010)
Other assets		(46,350)
Net capital before haircuts on securities		18,822
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1 (f))		
Trading and investment securities		
Other securities		-
Undue concentrations		-
		-
NET CAPITAL	$	18,822
AGGREGATE INDEBTEDNESS		
Accounts payable, accrued expenses and other liabilities	$	62,525
TOTAL AGGREGATE INDEBTEDNESS	$	62,525
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	13,822
Excess at 1000%	$	12,570
Ratio: Aggregate indebtedness to net capital		332%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2007)		
Net capital as reported in Company's Part IIA FOCUS report	$	26,672
Adjustment to record Company liability for buyout of Partner		(7,850)
Net Capital per above	$	18,822

The accompanying notes are an integral part of these financial statements.

Jackson, Rolfes, Spurgeon & Co.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Mark A. Jackson • James P. Rolfes • Roger K. Spurgeon • Jeffrey R. Oehler • Dennis J. Tepe

2090 Florence Avenue • Suite 201 • Cincinnati, OH 45206-2448
Telephone (513) 595-8800 • Fax (513) 595-8806 • www.jrscpa.com

To the Partners of
Schneider Downs Corporate Finance, LP

In planning and performing our audit of the financial statements and supplemental schedule of Schneider Downs Corporate Finance, LP for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of

registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jackson, Rolfes, Spurgeon & Co.

Cincinnati, Ohio
February 15, 2008

END